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EXHIBIT 21.1

DG FASTCHANNEL, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
Pathfire, Inc.	Georgia
StarGuide Digital Networks, Inc.	Nevada
Digital Generation Systems of New York, Inc.	New York
Starcom Mediatech, Inc.	Delaware
Musicam Express, L.L.C.	Delaware
Corporate Computer Systems, Inc.	Delaware
Corporate Computer Systems Consultants, Inc.	Delaware
DG FastChannel, Inc. Acquisition Corporation d/b/a AGT Broadcast, Inc.	Delaware
DG FastChannel, Inc. Acquisition II Corporation d/b/a SourceEcreative, Inc.	Delaware
Media DVX, Inc.	Delaware
FastChannel Networks, Inc.	Delaware

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DG FASTCHANNEL, INC. AND SUBSIDIARIES